SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

XOMA Ltd.

(Name of Subject Company)

XOMA Ltd., as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6.50% CONVERTIBLE SENIOR NOTES DUE FEBRUARY 1, 2012

(Title of Class of Securities)

98417BAB2

(CUSIP Number of Class of Securities)

Christopher J. Margolin, Esq.

XOMA Ltd.

2910 Seventh Street

Berkeley, California 94710

(510) 204-7292

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

James B. Bucher, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600	Geoffrey E. Liebmann, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Abigail Arms, Esq. Shearman & Sterling LLP 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$64,200,000	$6,870
(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of December 16, 2005 of the maximum amount of 6.50% Convertible Senior Notes due February 1, 2012 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.
(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed December 19, 2005.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,870

Form or Registration No.: Form S-4 (File No. 333-130441)

Filing Party: XOMA Ltd.

Date Filed: December 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.	Summary Term Sheet.

This Tender Offer Statement on Schedule TO is being filed by XOMA Ltd. (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to $60,000,000 of its 6.50% Convertible SNAPsSM due February 1, 2012 (the “New Notes”) for all of its outstanding 6.50% Convertible Senior Notes due February 1, 2012 (the “Existing Notes”) upon the terms and subject to the conditions set forth in the preliminary prospectus dated January 10, 2006 (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

The information set forth in the Prospectus under the caption “Summary – The Exchange Offer; Terms of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address. XOMA Ltd., a Bermuda corporation, is the subject Company. The address and telephone number of its principal executive office are 2910 Seventh Street, Berkeley, California 94710, (510) 204-7200.

(b)	Securities. The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “Description of Existing Notes” is incorporated herein by reference.

(c)	Trading market and price. There is no established trading market for the securities.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address. The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, (510) 204-7200.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:

Name	Position
John L. Castello	Chairman of the Board, President and Chief Executive Officer
Patrick J. Scannon	Chief Scientific and Medical Officer and Director
J. David Boyle II	Vice President, Finance and Chief Financial Officer
Christopher J. Margolin	Vice President, General Counsel and Secretary
James G. Andress	Director
William K. Bowes, Jr.	Director
Peter B. Hutt	Director
Arthur Kornberg	Director
W. Denman Van Ness	Director
Patrick J. Zenner	Director

Item 4.	Terms of the Transaction.

(a)	Material terms.

(1)	Tender offers.

(i)-(ii)	The information set forth on the cover of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Terms of the Exchange Offer; Period for Tendering Existing Notes” is incorporated herein by reference.

(iii)	The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Expiration Date” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Prospectus under the caption “The Exchange Offer – Extensions; Amendments” is incorporated herein by reference.

(vi)	The information set forth in the Prospectus under the caption “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(vii)	The information set forth in the Prospectus under the captions “The Exchange Offer – Procedures for Tendering Existing Notes,” “The Exchange Offer – Acceptance of Existing Notes for Exchange; Delivery of New Notes,” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(viii)	The information set forth in the Prospectus under the caption “The Exchange Offer – Acceptance of Existing Notes for Exchange; Delivery of New Notes” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Prospectus under the caption “Summary – Comparison of New Notes and Existing Notes” is incorporated herein by reference.

(xi)	The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(xii)	The information set forth in the Prospectus under the caption “United States Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or similar transactions.

Not applicable.

(b)	Purchases. No officer, director or affiliate of the Company owns any Existing Notes and, therefore, will not tender Existing Notes in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	The Company sponsors certain equity-based compensation plans, including share option and restricted share plans, and is party to share option agreements with certain of its employees. These plans and agreements provide for the grant of options to purchase the Company’s common shares, among other things. For further information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the sections in the Company’s 2005 Annual Meeting Proxy Statement captioned “Equity Compensation Plan Information.”

The information set forth in the Prospectus under the caption “Description of Share Capital” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Prospectus under the caption “Summary – Questions and Answers About the Exchange Offer and New Money Offering” is incorporated herein by reference.

(b)	Use of the securities acquired. The Existing Notes acquired in the transaction will be retired.

(c)	Plans.

(1)	None.

(2)	None.

(3)	The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The information set forth in the Prospectus under the heading “The New Money Offering” is incorporated herein by reference.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds. The consideration to be used in the Exchange Offer consists of New Notes. If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $60,000,000 of New Notes will be issued in the Exchange Offer. The Company is also offering up to $10,000,000 in New Notes in the new money offering. The information set forth in the Prospectus under the caption “The Exchange Offer – Fees and Expenses” is incorporated herein by reference. The Company expects to pay fees and expenses in connection with the exchange offer with available cash.

(b)	Conditions. Not applicable.

(d)	Borrowed funds. (1)–(2) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership. None.

(b)	Securities transactions. Based on the Company’s records and on information provided to the Company by its respective directors or executive officers, associates and subsidiaries, none of the Company or any of its associates or subsidiaries or persons controlling the Company, and, to the best of the Company’s knowledge, none of the directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Existing Notes during the past 60 days.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. The information set forth in the Prospectus under the caption “The Exchange Offer – Fees and Expenses” and “Plan of Distribution” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial information.

The following financial statements and information are incorporated by reference:

(1)	The audited consolidated financial statements of the Company set forth in Part II, Item 6 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(2)	The unaudited condensed and consolidated financial statements of the Company set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

(3)	The information set forth in the Prospectus under the caption “Ratio of Earnings to Fixed Charges” and Exhibit 12.1 to the Prospectus entitled “Statements Regarding Computation of Ratio of Earning to Fixed Charges.”

(4)	The information set forth in the Prospectus as footnote (3) to the balance sheet data provided under the caption “Selected Consolidated Financial Data.”

(b)	Pro forma. The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	None other than as previously disclosed.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the Nasdaq national market system.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other material information. The information set forth in the Prospectus and the Letter of Transmittal (Exhibits (a)(1) and (a)(3) respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.	Exhibits.

(a) (1)	Preliminary Prospectus, dated January 10, 2006, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-130441).

(2)	Form of Convertible Senior Note Indenture between the Issuer and Wells Fargo Bank, National Association (the “Indenture”).**

(3)	Form of Dealer Manager Agreement.**

(4)	Form of Placement Agreement.**

(5)	Form of Letter of Transmittal.*

(6)	Form of Notice of Guaranteed Delivery.*

(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(8)	Form of Letter to Clients.*

(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(10)	Press Release issued January 11, 2006.

(b)	Not applicable.

(d) (1)	Memorandum of Continuance of XOMA Ltd. (previously filed as Exhibit 3.4 to the Company’s Registration Statement on Form S-4 filed November 17, 1998, as amended).

(2)	Shareholder Rights Agreement dated as of February 26, 2003, by and between XOMA Ltd. and Mellon Investor Services LLC as Rights Agent (previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(3)	Form of Common Stock Purchase Warrant (Incyte Warrants) (previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998).

(4)	Form of Common Share Purchase Warrant (January and March 1999 Warrants) (previously filed as Exhibit 5 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(5)	Form of Common Share Purchase Warrant (July 1999 Warrants) (previously filed as Exhibit 4 to the Company’s Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999).

(6)	Form of Common Share Purchase Warrant (2000 Warrants) (previously filed as Exhibit 4 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(7)	Indenture dated as of February 7, 2005, between XOMA Ltd. and Wells Fargo Bank, National Association, as trustee (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated February 7, 2005 filed February 8, 2005).

(8)	1981 Share Option Plan as amended and restated (previously filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(9)	Form of Share Option Agreement for 1981 Share Option Plan (previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(10)	Amendment to 1981 Share Option Plan (previously filed as Exhibit 10.1B to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(11)	Amendment No. 2 to 1981 Share Option Plan (previously filed as Exhibit 10.1C to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(12)	Restricted Share Plan as amended and restated (previously filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(13)	Form of Share Option Agreement for Restricted Share Plan (previously filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(14)	Form of Restricted Share Purchase Agreement for Restricted Share Plan (previously filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(15)	Amendment to Restricted Share Plan (previously filed as Exhibit 10.2C to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(16)	Amendment No. 2 to Restricted Share Plan (previously filed as Exhibit 10.2D to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(17)	1992 Directors Share Option Plan as amended and restated (previously filed as Exhibit 10.3 to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(18)	Form of Share Option Agreement for 1992 Directors Share Option Plan (initial grants) (previously filed as Exhibit 10.8 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(19)	Form of Share Option Agreement for 1992 Directors Share Option Plan (subsequent grants) (previously filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(20)	2002 Director Share Option Plan (previously filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(21)	Management Incentive Compensation Plan as amended and restated (previously filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(22)	Amendment to Management Incentive Compensation Plan (previously filed as Exhibit 10.4A to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(23)	1998 Employee Share Purchase Plan (previously filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(24)	Amendment to 1998 Employee Share Purchase Plan (previously filed as Exhibit 10.5A to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(25)	Amendment to 1998 Employee Share Purchase Plan (previously filed as Exhibit 10.5B to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(26)	Common Stock and Convertible Note Purchase Agreement, dated as of April 22, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

(27)	Amendment to Common Stock and Convertible Note Purchase Agreement, dated as of April 14, 1999, between XOMA Ltd. and Genentech, Inc. (previously filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).

(28)	Convertible Subordinated Note Agreement, dated as of April 22, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

(29)	Amendment to Convertible Subordinated Note Agreement, dated as of June 13, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

(30)	Second Amendment to Convertible Subordinated Note Agreement, dated as of April 14, 1999, between the XOMA Ltd. and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).

(31)	Amended and Restated Convertible Secured Note Agreement (Development Loan), dated as of March 31, 2003 (previously filed as Exhibit 3 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(32)	Secured Note Agreement (Commercial Launch Loan), dated as of March 31, 2003 (previously filed as Exhibit 4 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(33)	Registration Rights Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (previously filed as Exhibit 6 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(34)	Registration Rights Agreement dated as of July 9, 1998, by and among the Company and Incyte Pharmaceuticals, Inc. (previously filed as Exhibit 3 to the Company’s Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998).

(35)	Form of Subscription Agreement, dated as of January 28, 1999, by and between XOMA Ltd. and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 2 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(36)	Form of Registration Rights Agreement, dated as of January 28, 1999, by and between XOMA Ltd. and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 3 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(37)	Form of Escrow Agreement, dated as of January 28, 1999, by and between XOMA Ltd., Brian W. Pusch, as Escrow Agent and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 4 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(38)	Form of Subscription Agreement, dated as of February 8, 2000, by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 Private Placement (previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(39)	Form of Registration Rights Agreement, dated as of February 11, 2000, by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 Private Placement (previously filed as Exhibit 3 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(40)	Form of Registration Rights Agreement, dated as of February 11, 2000, by and between XOMA Ltd. and the placement agents in the February 2000 private placement (previously filed as Exhibit 5 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(41)	Investment Agreement, dated as of November 26, 2001, by and among the Company, Millennium Pharmaceuticals, Inc. and mHoldings Trust (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 3 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

(42)	Convertible Subordinated Promissory Note dated November 26, 2001, (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 4 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

(43)	Amendment No. 1 to Convertible Subordinated Promissory Note dated November 5, 2002 (previously filed as Exhibit 10.3A to the Company’s Registration Statement on Form S-3 filed November 6, 2002).

(44)	Registration Rights Agreement dated as of November 26, 2001, by and among the Company, Millennium Pharmaceuticals, Inc. and mHoldings Trust (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 5 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

(45)	Registration Rights Agreement dated as of February 7, 2005, between XOMA Ltd. and J.P. Morgan Securities Inc. on behalf of the initial purchasers (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated February 7, 2005 filed February 8, 2005).

(46)	Secured Note Agreement, dated as of May 26, 2005, by and between Chiron Corporation and XOMA (US) LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2005).

(g)	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

(h)	Not applicable.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-130441) and incorporated herein by reference.
**	To be filed by amendment to the Company’s Registration Statement on Form S-4 (File No. 333-130441) incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XOMA Ltd.

/S/ CHRISTOPHER J. MARGOLIN
Name: Christopher J. Margolin
Title: Vice President, General Counsel and Secretary

Date: January 10, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Preliminary Prospectus, dated January 10, 2006, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-130441).

(a)(2)	Form of Convertible Senior Note Indenture between the Issuer and Wells Fargo Bank, National Association.**

(a)(3)	Form of Dealer Manager Agreement**

(a)(4)	Form of Placement Agreement**

(a)(5)	Form of Letter of Transmittal.*

(a)(6)	Form of Notice of Guaranteed Delivery.*

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(8)	Form of Letter to Clients.*

(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(10)	Press release issued January 11, 2006.

(d)(1)	Memorandum of Continuance of XOMA Ltd. (previously filed as Exhibit 3.4 to the Company’s Registration Statement on Form S-4 filed November 17, 1998, as amended).

(2)	Shareholder Rights Agreement dated as of February 26, 2003, by and between XOMA Ltd. and Mellon Investor Services LLC as Rights Agent (previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(3)	Form of Common Stock Purchase Warrant (Incyte Warrants) (previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998).

(4)	Form of Common Share Purchase Warrant (January and March 1999 Warrants) (previously filed as Exhibit 5 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(5)	Form of Common Share Purchase Warrant (July 1999 Warrants) (previously filed as Exhibit 4 to the Company’s Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999).

(6)	Form of Common Share Purchase Warrant (2000 Warrants) (previously filed as Exhibit 4 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(7)	Indenture dated as of February 7, 2005, between XOMA Ltd. and Wells Fargo Bank, National Association, as trustee (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated February 7, 2005 filed February 8, 2005).

(8)	1981 Share Option Plan as amended and restated (previously filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(9)	Form of Share Option Agreement for 1981 Share Option Plan (previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(10)	Amendment to 1981 Share Option Plan (previously filed as Exhibit 10.1B to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(11)	Amendment No. 2 to 1981 Share Option Plan (previously filed as Exhibit 10.1C to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(12)	Restricted Share Plan as amended and restated (previously filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(13)	Form of Share Option Agreement for Restricted Share Plan (previously filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

Exhibit Number	Description
(14)	Form of Restricted Share Purchase Agreement for Restricted Share Plan (previously filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(15)	Amendment to Restricted Share Plan (previously filed as Exhibit 10.2C to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(16)	Amendment No. 2 to Restricted Share Plan (previously filed as Exhibit 10.2D to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(17)	1992 Directors Share Option Plan as amended and restated (previously filed as Exhibit 10.3 to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(18)	Form of Share Option Agreement for 1992 Directors Share Option Plan (initial grants) (previously filed as Exhibit 10.8 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(19)	Form of Share Option Agreement for 1992 Directors Share Option Plan (subsequent grants) (previously filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(20)	2002 Director Share Option Plan (previously filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(21)	Management Incentive Compensation Plan as amended and restated (previously filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(22)	Amendment to Management Incentive Compensation Plan (previously filed as Exhibit 10.4A to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(23)	1998 Employee Share Purchase Plan (previously filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-8 filed August 28, 2003).

(24)	Amendment to 1998 Employee Share Purchase Plan (previously filed as Exhibit 10.5A to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(25)	Amendment to 1998 Employee Share Purchase Plan (previously filed as Exhibit 10.5B to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(26)	Common Stock and Convertible Note Purchase Agreement, dated as of April 22, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

(27)	Amendment to Common Stock and Convertible Note Purchase Agreement, dated as of April 14, 1999, between XOMA Ltd. and Genentech, Inc. (previously filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).

(28)	Convertible Subordinated Note Agreement, dated as of April 22, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

(29)	Amendment to Convertible Subordinated Note Agreement, dated as of June 13, 1996, between the Company and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-3 filed June 28, 1996).

Exhibit Number	Description
(30)	Second Amendment to Convertible Subordinated Note Agreement, dated as of April 14, 1999, between the XOMA Ltd. and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).

(31)	Amended and Restated Convertible Secured Note Agreement (Development Loan), dated as of March 31, 2003 (previously filed as Exhibit 3 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(32)	Secured Note Agreement (Commercial Launch Loan), dated as of March 31, 2003 (previously filed as Exhibit 4 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(33)	Registration Rights Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (previously filed as Exhibit 6 to the Company’s Amendment No. 1 to Form 8-K/A, dated March 31, 2003 filed April 18, 2003).

(34)	Registration Rights Agreement dated as of July 9, 1998, by and among the Company and Incyte Pharmaceuticals, Inc. (previously filed as Exhibit 3 to the Company’s Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998).

(35)	Form of Subscription Agreement, dated as of January 28, 1999, by and between XOMA Ltd. and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 2 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(36)	Form of Registration Rights Agreement, dated as of January 28, 1999, by and between XOMA Ltd. and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 3 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(37)	Form of Escrow Agreement, dated as of January 28, 1999, by and between XOMA Ltd., Brian W. Pusch, as Escrow Agent and the purchasers of Common Shares in the January 1999 Private Placement (previously filed as Exhibit 4 to the Company’s Amendment No. 1 on Form 8-K/A dated January 28, 1999 filed February 18, 1999, as amended).

(38)	Form of Subscription Agreement, dated as of February 8, 2000, by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 Private Placement (previously filed as Exhibit 2 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(39)	Form of Registration Rights Agreement, dated as of February 11, 2000, by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 Private Placement (previously filed as Exhibit 3 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(40)	Form of Registration Rights Agreement, dated as of February 11, 2000, by and between XOMA Ltd. and the placement agents in the February 2000 private placement (previously filed as Exhibit 5 to the Company’s Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000).

(41)	Investment Agreement, dated as of November 26, 2001, by and among the Company, Millennium Pharmaceuticals, Inc. and mHoldings Trust (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 3 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

Exhibit Number	Description
(42)	Convertible Subordinated Promissory Note dated November 26, 2001, (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 4 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

(43)	Amendment No. 1 to Convertible Subordinated Promissory Note dated November 5, 2002 (previously filed as Exhibit 10.3A to the Company’s Registration Statement on Form S-3 filed November 6, 2002).

(44)	Registration Rights Agreement dated as of November 26, 2001, by and among the Company, Millennium Pharmaceuticals, Inc. and mHoldings Trust (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 5 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A dated and filed December 13, 2001 as amended by Amendment No. 2 to Current Report on Form 8-K/A dated and filed October 24, 2002).

(45)	Registration Rights Agreement dated as of February 7, 2005, between XOMA Ltd. and J.P. Morgan Securities Inc. on behalf of the initial purchasers (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated February 7, 2005 filed February 8, 2005).

(46)	Secured Note Agreement, dated as of May 26, 2005, by and between Chiron Corporation and XOMA (US) LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission) (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2005).

(g)	See Exhibit (a)(1) above.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-130441) and incorporated herein by reference.
**	To be filed by amendment to the Company’s Registration Statement on Form S-4 (File No. 333-130441) incorporated herein by reference.